

December 20, 2013

Via E-mail
Kenneth D. Najour
Chief Financial Officer
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand Street
Frederiksted, United States Virgin Islands 00840-3531

> **Re:** **Altisource Residential Corporation**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 12, 2013**
> **File No. 333-192422**

Dear Mr. Najour:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Current Portfolio, page 70

1.   We note that as of November 30, 2013, you have 143 REO properties which are either in varying stages of resolution, or for which you are determining the method of resolution. Please clarify what is meant by resolution, and whether or not the properties you consider REO have necessarily already been foreclosed upon. Please also clarify what specific action is taking place when you transfer a mortgage loan to real estate owned.

Notes to Consolidated Financial Statements, page F-6

2.   Please revise the notes to your financial statement to disclose all of your significant accounting policies as you have done within the critical accounting policies section of

MD&A. This should include, but not be limited to, your accounting for revenue recognition, mortgage loans, real estate and impairment.

3.   Please clarify your accounting for loans at acquisition and subsequent to acquisition. We note from your disclosure on page 61 that you record mortgage assets at fair value upon acquisition, which is generally the purchase price, but we also note that on page 55 you say that you have accreted $23.0 million in unrealized gains relating to discounts and expenses on the loans.

2. Mortgage Loans at Fair Value, page F-20

4.   We have reviewed your response to our comment and your revised disclosure. Please tell us what consideration is given to the cost of needed repairs and to costs of foreclosing and taking possession of properties when they are transferred from mortgage loans to real estate owned. To the extent you are unable to access properties, please tell us what consideration you give to providing for estimated renovation costs based on your historical experience.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen H. Gray, Esq.
        Jennifer Bensch, Esq.